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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)


                               EXIDE TECHNOLOGIES
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   302051 20 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                September 9, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)
         [X]      Rule 13d-1(c)
         [ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



                               Page 1 of 7 pages

CUSIP No. 302051 20 6


--------------------------------------------------------------------------------
1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only)...James Grosfeld

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)......................................................................[ ]
    (b)......................................................................[X]

--------------------------------------------------------------------------------
3.  SEC Use Only................................................................

--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization................United States of America

--------------------------------------------------------------------------------
                           5.  Sole Voting Power...............................0

Number of                  -----------------------------------------------------
Shares                     6.  Shared Voting Power....................1,428,364*
Beneficially
Owned by Each              -----------------------------------------------------
Reporting                  7.  Sole Dispositive Power..........................0
Person With:
                           -----------------------------------------------------
                           8.  Shared Dispositive Power...............1,428,364*

--------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Person......1,428,364*

--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain
    Shares (See Instructions)................................................[ ]

--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9).......................5.8%

--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)...............................IN

--------------------------------------------------------------------------------
*Includes 59,859 shares of Common Stock that the reporting person has the right to acquire within 60 days of September 9, 2005 upon the exercise of warrants.



                               Page 2 of 7 pages

CUSIP No. 302051 20 6


--------------------------------------------------------------------------------
1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only)...Jason Grosfeld

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)......................................................................[ ]
    (b)......................................................................[X]

--------------------------------------------------------------------------------
3.  SEC Use Only................................................................

--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization................United States of America

--------------------------------------------------------------------------------
                           5.  Sole Voting Power...............................0

Number of                  -----------------------------------------------------
Shares                     6.  Shared Voting Power....................1,428,364*
Beneficially
Owned by Each              -----------------------------------------------------
Reporting                  7.  Sole Dispositive Power..........................0
Person With:
                           -----------------------------------------------------
                           8.  Shared Dispositive Power...............1,428,364*

--------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Person......1,428,364*

--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions).......................................................[ ]

--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9).......................5.8%

--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)...............................IN

--------------------------------------------------------------------------------
*Includes 59,859 shares of Common Stock that the reporting person has the right to acquire within 60 days of September 9, 2005 upon the exercise of warrants.



                               Page 3 of 7 pages

CUSIP No. 302051 20 6


ITEM 1.

         (a)      Name of Issuer:

                           Exide Technologies.

         (b)      Address of Issuer's Principal Executive Offices:

                           13000 Deerfield Parkway, Building 200
                           Alpharetta, Georgia  30004

ITEM 2.

         (a)      Name of Person Filing:

                           James Grosfeld and Jason Grosfeld, his son.

         (b)      Address of Principal Business Office or, if none, Residence:

                  James Grosfeld:   One Towne Square
                                    Suite 1600
                                    Southfield, Michigan  48076

                  Jason Grosfeld:   One Towne Square
                                    Suite 1600
                                    Southfield, Michigan  48076

         (c)      Citizenship:

                           United States of America (for both James Grosfeld and Jason Grosfeld).

         (d)      Title of Class of Securities:

                           Common Stock, par value $0.01 per share.

         (e)      CUSIP Number:

                           302051 20 6

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE FILING PERSON IS A:

                           Not Applicable



                               Page 4 of 7 pages

CUSIP No. 302051 20 6


ITEM 4.           OWNERSHIP.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned:                                                     1,428,364*

         (b)      Percent of class:                                                                   5.8%*

         (c)      Number of Shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote:                                     0*

                  (ii)     Shared power to vote or direct the vote:                              1,428,364*

                  (iii)    Sole power to dispose or to direct the disposition of:                        0*

                  (iv)     Shared power to dispose or to direct the disposition of:              1,428,364*

*The number of shares of Common Stock shown above as beneficially owned by James Grosfeld and Jason Grosfeld includes the following:

1. 893,213 shares of Common Stock owned by Fieldstone Colorado Corporation ("Fieldstone"), a corporation owned 45% by James Grosfeld and 55% by Jason Grosfeld. James Grosfeld and Jason Grosfeld are all of the directors and officers of Fieldstone.

2. Warrants to purchase 31,170 shares of Common Stock at $32.11 a share that are exercisable within 60 days of September 9, 2005 and expire May 5, 2011 and that are owned by Fieldstone.

3. 475,272 shares of Common Stock owned by Flagstone Corporation ("Flagstone"), a corporation owned 45% by James Grosfeld and 55% by Jason Grosfeld. James Grosfeld and Jason Grosfeld are all of the directors and officers of Flagstone.

4. Warrants to purchase 28,689 shares of Common Stock at $32.11 a share that are exercisable within 60 days of September 9, 2005 and expire May 5, 2011 and are owned by Flagstone.

James Grosfeld and Jason Grosfeld may be deemed to share voting and investment control over the shares of Common Stock shown above as beneficially owned through their ownership and control over Fieldstone and Flagstone.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].



                               Page 5 of 7 pages

CUSIP No. 302051 20 6


ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

         Fieldstone and Flagstone have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Common Stock shown above as owned by them. As noted above, James Grosfeld owns 45% of each of Fieldstone and Flagstone, Jason Grosfeld owns 55% of each of Fieldstone and Flagstone, and James Grosfeld and Jason Grosfeld are all of the directors and officers of Fieldstone and Flagstone. James Grosfeld and Jason Grosfeld may be deemed to share voting and investment control over the shares of Common Stock shown above as beneficially owned through their ownership and control over Fieldstone and Flagstone.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

                           Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                           Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                           Not applicable.

ITEM 10.          CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 19, 2005                /s/ James Grosfeld
                                         ---------------------------------------
                                         James Grosfeld

Dated: September 19, 2005                /s/ Jason Grosfeld
                                         ---------------------------------------
                                         Jason Grosfeld



                               Page 6 of 7 pages

CUSIP No. 302051 20 6


                                    Exhibit 1

                            JOINT STATEMENT AGREEMENT

         The undersigned hereby agree that the Schedule 13G filed by them with respect to their beneficial ownership of Exide Technologies Common Stock as of September 9, 2005 shall be filed on behalf of each of them.


Dated: September 19, 2005                /s/ JAMES GROSFELD
                                         ---------------------------------------
                                         James Grosfeld


Dated September 19, 2005                 /s/ JASON GROSFELD
                                         ---------------------------------------
                                         Jason Grosfeld



                               Page 7 of 7 pages